UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 5)*

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

375175106

(CUSIP Number)

Darren C. Wallis

555 E. Lancaster Avenue

Suite 640

Radnor, PA 19087
(610) 816-6660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 375175106		Page 2 of 9

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alara Capital AVI II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON	9	SOLE DISPOSITIVE POWER
WITH
0
	10	SHARED DISPOSITIVE POWER

0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14		TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 3 of 9

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		133,402.37
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON	9	SOLE DISPOSITIVE POWER
WITH
133,402.37
	10	SHARED DISPOSITIVE POWER

0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,402.37
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.21%
14		TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 4 of 9

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
W. Joseph Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		236,620
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON	9	SOLE DISPOSITIVE POWER
WITH
236,620
	10	SHARED DISPOSITIVE POWER

0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
236,620
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.14%
14		TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 5 of 9

1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Lutz P. Henckels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		54,682.58
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON	9	SOLE DISPOSITIVE POWER
WITH
54,682.58
	10	SHARED DISPOSITIVE POWER

0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,682.58
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.50%
14		TYPE OF REPORTING PERSON*
IN

 *SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 6 of 9

Explanatory Note.

The Reporting Persons are filing this Amendment No. 5 to report the disposition of shares of Common Stock, convertible preferred stock and warrants of the Issuer (collectively, the "Issuer Securities") following the in-kind distribution, without consideration, of such Issuer Securities by Alara Capital AVI II, LLC, one of the Reporting Persons, to its investors in connection with the wind up and dissolution of Alara Capital AVI II, LLC (the “In-Kind Distribution”). As a result of the In-Kind Distribution, the Reporting Persons no longer beneficially own more than 5% of the Common Stock. This is the final amendment to this Schedule 13D and an exit filing for each Reporting Person as a “Reporting Person.”

Item 1. Security and Issuer.

“Item 1. Security and Issuer” of the Schedule 13D is hereby amended and restated as follows:

The name of the issuer is Giga-tronics Incorporated, a California corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5990 Gleason Drive, Dublin CA 94568. The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value per share, of the Issuer (the “Common Stock”).

Item 2. Identity and Background.

The information regarding the Reporting Person contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3. Source and Amount of Funds or Other Consideration.

The information regarding the Reporting Person contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On December 31, 2018, Alara Capital AVI II, LLC, one of the Reporting Persons, effected an in-kind distribution, without consideration, of all of its shares of Common Stock, convertible preferred stock and warrants of the Issuer to its investors in connection with the wind-up and dissolution of the Alara Capital AVI II, LLC. As a result, the Reporting Persons no longer beneficially own more than 5% of the Common Stock.

Pursuant to the In-Kind Distribution, (A) Darren C. Wallis, managing member of Maplewood Capital, LLC (f/k/a Avi Partners, LLC), acquired indirect beneficial ownership of (i) 63,828.89 shares of Common Stock and (ii) 69,573.48 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock, each held by Maplewood Capital, LLC and (B) Lutz P. Henckels acquired direct beneficial ownership of (i) 5,471 shares of Common Stock, (ii) 5,963 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and (C) 6,444.58 shares of Common Stock issuable upon the conversion of Series B Convertible Voting Perpetual Preferred Stock.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

SCHEDULE 13D/A
CUSIP No. 375175106		Page 7 of 9

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 10,989,011, reported as of November 2, 2018, in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018, plus the number of shares of Common Stock issuable upon exercise or conversion of any shares of preferred stock, warrants or other similar securities held by the applicable person as described in this filing.

Alara Capital AVI II, LLC

(a) Amount beneficially owned and percentage of class:

As of December 31, 2018, the Reporting Person does not beneficially own any common stock of the Issuer.

(b) Number of shares of Common Stock of the Issuer as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

(c) Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d) Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of outstanding Common Stock on December 31, 2018.

Darren C. Wallis

(a) Aggregate number of shares beneficially owned: 133,402.37

Percentage: 1.21%

(b) Number of shares of Common Stock of the Issuer as to which such person has:

(i) Sole power to vote or to direct the vote: 133,402.37

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 133,402.37

(iv) Shared power to dispose or to direct the disposition of: 0

(c) Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d) Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of outstanding Common Stock on December 31, 2018.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 8 of 9

W. Joseph Thompson

(a) Aggregate number of shares beneficially owned: 236,620

Percentage: 2.14%

(b) Number of shares of Common Stock of the Issuer as to which such person has:

(i) Sole power to vote or to direct the vote: 236,620

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 236,620

(iv) Shared power to dispose or to direct the disposition of: 0

(c) Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d) Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of outstanding Common Stock on December 31, 2018.

Lutz P. Henckels

(a)	Aggregate number of shares beneficially owned: 54,682.58

Percentage: 0.50%

(b) Number of shares of Common Stock of the Issuer as to which such person has:

(i) Sole power to vote or to direct the vote: 54,682.58

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 54,682.58

(iv) Shared power to dispose or to direct the disposition of: 0

(c) Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d) Other than as described in Item 4 above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of outstanding Common Stock on December 31, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

The information regarding the Reporting Person contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not otherwise being amended by this Schedule 13D/A.

SCHEDULE 13D/A
CUSIP No. 375175106		Page 9 of 9

 Item 7. Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is not being amended by this Schedule 13D/A.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALARA CAPITAL AVI II, LLC
By:	/s/ Darren C. Wallis
Darren C. Wallis
Managing Member

/s/ Darren C. Wallis
Darren C. Wallis
Reporting Person

/s/ W. Joseph Thompson
W. Joseph Thompson
Reporting Person

/s/ Lutz P. Henckels
Lutz P. Henckels
Reporting Person

Date: December 31, 2018